SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          	SIPEX CORPORATION
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    829909100
                                    ---------
                                 (CUSIP Number)

                              Guy Lavergne, ESQ.
                              2051 Bordelais
                              St-Lazare
                              Quebec, Canada
                              J7T 3C6
                              (514)515-7631
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 7, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


- --------

1           The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ALONIM INVESTMENTS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               WC
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES


BENEFICIALLY                    8,567,776
 OWNED BY                   See Footnote (1)
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               8,567,776
                            See Footnote (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,567,776   See Footnotes (1) and (1.1)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X
                                 See Footnote (2)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     45.84 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
==============================================================================

(1) All 8,567,776 shares of outstanding common stock are held indirectly through wholly owned affiliate Rodfre Holding LLC further to its merger with Rodfre Lending LLC as of December 29, 2004.

(1.1) All share numbers reported herein account for the effects of the reverse-split of the Issuers common stock, which has come into effect since the Reporting Persons last filings.

(2) Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934. Robert G. Miller, Robmilco Holdings Inc., as well as Alonim Investments Inc. and their respective affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd.
and Rodney H. Miller.

(2.1) This proportion was calculated based upon a denominator of 18,687,000 outstanding shares.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBMILCO HOLDINGS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY         - 8,567,776 -  See Footnote (3)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                     - 8,567,776 -  See Footnote (3)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 8,567,776 - See Footnote (3)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               See Footnote (4)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     45.84 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

3. These are the same shares as reported by Alonim Investments Inc.

4. Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, Robmilco Holdings Inc., as well as Alonim Investments Inc. and their respective affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBERT G. MILLER
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------

     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 8,567,776 -
 OWNED BY
   EACH                         See Footnote (5)
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 8,567,776 -

                                See Footnote (5)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 8,567,776 -  See Footnote (5)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               See Footnote (6)


- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    45.84 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================
5 - These are the same shares as reported by Alonim Investments Inc.


6 - Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, Robmilco Holdings Inc. ,as well as Alonim Investments Inc. and their respective affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Rodney H. Miller
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /

                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, AF

- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING

PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 175,000 See Footnote (7) -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 175,000 See Footnote (7) -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 125,000 -

- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES


               CERTAIN SHARES*                                              /X/

               See Footnote (8)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0,67 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
==============================================================================

7 - Rodney H. Miller and MJM Publicity Ltd., through holding companies, hold respectively 71.43% and 28.57% of the voting stock of the parent company of Joie Investment Holding LLC, which holds these 175,000 shares of the Issuer. They have joint disposition and voting power over these shares.

8 - Excludes shares beneficially owned by Alonim Investments Inc. and MJM Publicity Ltd. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Rodney H. Miller does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Alonim Investments Inc. (including securities held through affiliates Rodfre Holding LLC and Rodfre - Lending LLC) and MJM Publicity Ltd.

==============================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MJM Publicity LTD.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 175,000 See Footnote (9) -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 175,000 See Footnote (9) -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

               PERSON

                     50,000
- ------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X

               See Footnote (10)

9 - Rodney H. Miller and MJM Publicity Ltd., through Joie Investment Holding LLC, hold respectively 2/3 and 1/3 voting power and dispositive power over these 175,000 shares of the Issuer.

10 - Excludes shares owned by Alonim Investments Inc. and Rodney H. Miller. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, MJM
Publicity Ltd. does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Rodney H. Miller, and Alonim
Investments Inc. (including securities held through affiliates
Rodfre Holding LLC and Rodfre - Lending LLC.)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.27 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
Item 1.  Security and Issuer

         This Amendment no. 9 to the Reporting Persons (as defined in Item 2)
Schedule 13D relates to the shares of common stock of Sipex Corporation, a Delaware corporation (the Company). The Companys registered office is located at 233 South Hillview Drive, Milpitas, CA 95035, Tel: 408 934-7500,
Fax: 408 935-7600


Item 2.  Identity and Background

         This Amendment is being filed by Alonim Investments Inc.

(acting on its own behalf and on behalf of its wholly owned affiliates Rodfre Investments Inc., Rodfre Lending LLC, and Rodfre Holding LLC), by Robmilco Holdings Ltd., by Robert G. Miller; and by MJM Publicity LTD. and Rodney H. Miller (the latter acting on their own behalf and on behalf of Joie Investment Holding LLC) (each, a Reporting Person and collectively, the Reporting Persons).

         All information concerning the Reporting Persons remains as reported in the Schedule 13D/A filed by the Reporting Persons as of April 29, 2004.

         The purpose of this Amendment is (i) to update the information on record on the Reporting Persons Schedule 13D,and (ii) to report the fact that as of May 7, 2007 Rodfre Holdings LLC, a wholly-owned affiliate of Alonim Investments Inc., one of the Reporting Persons has entered into a Voting Agreement, appended hereto as Exhibit A, with Exar Corporation, in connection with the recently announced Merger Agreement between Exar Corporation and the Issuer. Further, as of May 7, 2007, Rodfre Holdings LLC has also entered into a Lock up and Standstill Agreement with Exar Corporation, appended hereto as Exhibit B.


Item 3.  Source and Amount of Funds or Other Consideration

	Working capital and intercompany loan with wholly owned
	Affiliate.


Item 4.  Purpose of Transaction


	Remains as reported on Schedule 13D (as modified by Schedule 13D/A).


Item 5.  Interest in Securities of the Issuer

(a) As of May 11, 2007, Alonim Investments Inc. owned beneficially 8,567,776 shares of the common stock of the Issuer which constitutes approximately 45.84 % of the Common Stock outstanding, through its wholly owned affiliate
        Rodfre Holding LLC as reported hereinabove.

        As of May 11, 2007, Robert G. Miller had no direct beneficial ownership of the Common Stock outstanding. His only indirect beneficial ownership is as reported by Alonim Investments Inc.

        As of May 11, 2007, Robmilco Holdings Ltd. had no direct beneficial ownership of the Common Stock outstanding. Its only indirect beneficial ownership is as reported by Alonim
        Investments Inc.


        As of May 11, 2007, MJM Publicity Ltd. owned beneficially
        50,000 shares, of the common stock of the Issuer (through a 28.57% interest in the parent company of Joie Investment Holding
        LLC), which constitutes approximately 0.27 % of the Common Stock of the Issuer outstanding.

        As of May 11, 2007, Rodney H. Miller owned beneficially
        125,000 shares, of the common stock of the Issuer (through a 71.43% interest in the parent company, Joie Investment Holding LLC), which constitutes approximately 0.67 % of the Common Stock of the Issuer outstanding.

(b)     Alonim Investments Inc. (through its wholly owned affiliate
        Rodfre Holding LLC) has the sole power to vote and to dispose of the 8,567,776 shares of common stock held in Rodfre Holding LLCs name LLCs name. Mr. Miller, the principal director and president of Alonim Investments Inc., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Issuer owned by Alonim Investments Inc. as a result of his management position with Alonim Investments Inc.

(c) MJM Publicity Ltd. and Rodney H. Miller have the joint power to vote and to dispose of the 175,000 shares of the common stock of the Issuer held in the name of Joie Investment Holding
        LLC. Mrs. Margaret J. Miller, the sole director and president of MJM Publicity Ltd., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Issuer owned by MJM Publicity Ltd. as a result of her management position with MJM Publicity Ltd.

        Over the course of the past 60 days, the Reporting Parties have neither disposed of nor acquired any securities of the Issuer.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Shares owned by the Reporting Persons.

(e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Remains as reported on Schedule 13D/A on April 29, 2004, except for the Voting Agreement, appended hereto as Exhibit A.


Item 7. Materials to be Filed as Exhibits

        Exhibit A:  Voting Agreement
        Exhibit B:  Lock up and Standstill Agreement


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 2007                            Alonim Investments Inc.

                                                /s/ Guy Lavergne, Esq.
                                                --------------------------
                                                Guy Lavergne, Attorney






Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2007                            Robmilco Holdings Inc.



                                                /s/ Guy Lavergne, Esq.
                                                -------------------------
                                                Guy Lavergne, Attorney

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2007                            Robert G. Miller



                                                /s/ Guy Lavergne, Esq.


                                                ---------------------------
                                                Guy Lavergne, Attorney

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2007                             MJM Publicity Ltd.



                                                 /s/ Guy Lavergne, Esq.
                                                 ---------------------------
                                                 Guy Lavergne, Attorney

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2007                             Rodney H. Miller



                                                 /s/ Guy Lavergne, Esq.
                                                 ---------------------------
                                                 Guy Lavergne, Attorney

----------------------------------------------------------------------------

EXHIBIT A


SIPEX VOTING AGREEMENT

THIS VOTING AGREEMENT (this Agreement) is made and entered into as of May ___, 2007 by and between Exar Corporation, a Delaware corporation
(Exar), and the undersigned stockholder (the Stockholder) of Sipex Corporation, a Delaware corporation (Sipex).


RECITALS:
A.	Exar, Side Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Exar (Merger Sub), and Sipex are entering into an Agreement and Plan of Merger of even date herewith (the Merger Agreement), which provides for the merger (the Merger) of Merger Sub with and into Sipex, pursuant to which all outstanding capital stock of Sipex will be converted into the right to receive shares of capital stock of Exar, as set forth in the Merger Agreement.
B.	The Stockholder is the beneficial owner (as defined in Rule 13d 3 under the Securities Exchange Act of 1934, as amended (the Exchange Act) of such number of shares of the outstanding capital stock of Sipex, and such number of shares of capital stock of Sipex issuable upon the exercise of outstanding options and other rights to acquire Sipex capital stock, as is indicated on the signature page of this Agreement.
C.	In consideration of the execution of the Merger Agreement by Exar the Stockholder (in his or her capacity as such) has agreed to vote the Shares (as defined below) so as to facilitate consummation of the Merger.
NOW, THEREFORE, intending to be legally bound hereby, the parties hereto hereby agree as follows:
       1. Certain Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:
              (a) Expiration Date shall mean the earlier to occur of
(i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.
              (b) Shares shall mean: (i) all securities of Sipex (including all shares of capital stock of Sipex and all options, warrants and other rights to acquire shares of capital stock of Sipex ) owned by the Stockholder as of the date of this Agreement, and (ii) all additional securities of Sipex (including all additional shares of capital stock of Sipex and all additional options, warrants and other rights to acquire shares of capital stock of Sipex ) of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Date.
              (c) Transfer. A Person shall be deemed to have effected a Transfer of a security if such Person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to (including any short sale), establishes an open put equivalent position within the meaning of Rule 16a h under the Exchange Act, transfers or otherwise disposes of such security or any interest therein, (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to (including any short sale), establishment of a put equivalent position with respect to, transfer of or other disposition of such security or any interest therein, or (iii) enters into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any Shares, whether any such swap or transaction is to be settled by delivery of Shares or other securities, in cash or otherwise.
       2. Transfer of Shares.
              (a) Transfer of Shares. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Shares to be effected or make any offer regarding any Transfer of any of the Shares; provided, however, that the Stockholder may (i) Transfer Shares to a family member or trust for estate planning purposes, provided that, as a condition to any such Transfer to a family member or trust, the transferee has agreed with Exar in writing to be bound by the terms of this Agreement (including granting a Proxy as contemplated hereby) and to hold such Shares subject to all the terms and provisions of this Agreement, (ii) sell Shares pursuant to the terms of a trading plan adopted pursuant to Rule 10b5 1 under the Exchange Act in effect prior to the date hereof, and (iii) in connection with the exercise of an Sipex Stock Option (cashless or otherwise) in, sell Shares an amount that is sufficient to satisfy the payment of any transaction costs and any Tax liability incurred by such Stockholder in connection with such exercise.
              (b) Transfer of Voting Rights. The Stockholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement, commitment or understanding in a manner inconsistent with the terms of Section 3 hereof or otherwise in contravention of the obligations of the Stockholder under this Agreement, with respect to any of the Shares.
       3. Agreement to Vote Shares. Until the Expiration Date, at every meeting of stockholders of Sipex called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of Sipex with respect to any of the following, the Stockholder shall, or shall cause the holder of record on any applicable record date to, to the extent not voted by the person(s) appointed under the Proxy
(as defined in Section 4 hereof), vote the Shares:
              (a) in favor of adoption of the Merger Agreement and any action required in furtherance thereof;
              (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and
              (c) against any Sipex Acquisition Proposal.
Until the Expiration Date, in the event that any meeting of the stockholders of Sipex is held with respect to any of the foregoing
(and at every adjournment or postponement thereof), the Stockholder shall, or shall cause the holder of record of Shares on any applicable record date to, appear at such meeting or otherwise cause his, her or its Shares to be counted as present thereat for purposes of establishing a quorum.
       4. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder agrees to deliver to Exar a proxy in the form attached hereto as Exhibit A (the Proxy), which shall be irrevocable to the fullest extent permissible by applicable law, with respect to the Shares.
       5. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Exar any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Exar shall have no authority to exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise specifically provided herein, or in the performance of the Stockholders duties or responsibilities as stockholders of Sipex.
       6. No Solicitation. The Stockholder hereby represents and warrants that he or she has read Section 5.4 of the Merger Agreement and agrees not to take any actions that, if taken by a party to the Merger Agreement, would be a violation of Section 5.4 of the Merger Agreement.
       7. Representations and Warranties of the Stockholder.  The
Stockholder hereby represents and warrants to Exar that, as of the date hereof and at all times until the Expiration Date:
              (a) the Stockholder is (and, except to the extent a Transfer is made pursuant to the proviso in Section 2(a), will be) the beneficial owner of the shares of capital stock of Sipex, and the options, warrants and other rights to purchase shares of capital stock of Sipex, set forth on signature page of this Agreement, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares;
              (b) the Shares are (and will be) free and clear of any liens, pledges, security interests, claims, options, rights of first refusal, co sale rights, charges or other encumbrances of any kind or nature
(each an Encumbrance) (other than restrictions on transfer imposed by applicable securities laws);
              (c) the Stockholder does not as of the date of this Agreement beneficially own any securities of Sipex other than the shares of capital stock of Sipex, and options, warrants and other rights to purchase shares of capital stock of Sipex, set forth on the signature page of this Agreement;
              (d) the Stockholder has (and will have) full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy;
              (e) the Stockholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which alleges that the execution and delivery of this Agreement by the Stockholder, either alone or together with the other Sipex Voting Agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Board of Directors of Sipex, breaches any fiduciary duty of the Board of Directors of Sipex or any member thereof;
              (f) the execution, delivery and performance of this Agreement by the Stockholder does not, and the consummation by the Stockholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice of or the passage of time or both) under any Contract to which the Stockholder is a party or which is binding on it, him or her or its, his or her assets and will not result in the creation of any Encumbrance on any of the assets or properties of the Stockholder (other than the Shares), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or
Encumbrances as would not reasonably be expected to prevent or materially delay the performance by the Stockholder of any of its obligations under this Agreement;
              (g) this Agreement has been duly executed by the Stockholder and constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity; and
              (h) other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by the Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Stockholder from, any Governmental Entity or any other Person, in connection with the execution and delivery of this Agreement by the Stockholder.
       8. Consent. The Stockholder consents and authorizes Exar and Sipex to publish and disclose in the Proxy Statement (including all documents filed with the SEC in connection therewith) its identity and ownership of the Shares and the nature of its commitments, arrangements and understandings under this Agreement.
       9. Legending of Shares. If so requested by Exar, the Stockholder hereby agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy.
       10. Termination. This Agreement shall terminate and be of no further force or effect as of the Expiration Date.
       11. Miscellaneous.
              (a) Waiver. No waiver by any party hereto of any condition or any breach of any term or provision set forth in this Agreement shall be effective unless in writing and signed by the party waiving such condition or breach. The waiver of a condition or any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
              (b) Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
              (c) Binding Effect; Assignment. The Stockholder may not assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Exar, and any attempted assignment without such prior written approval shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
              (d) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.
              (e) Specific Performance; Injunctive Relief. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur to Exar in the event that any of the provisions of this Agreement were not performed by the Stockholder in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Exar shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the Stockholder and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
              (f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
              (g) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF
OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF Exar OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
              (h) Entire Agreement.  This Agreement and the Proxy
(a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) are not intended to confer upon any other Person any rights or remedies hereunder.
              (i) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the respective parties at the following address (or at such other address for a party as shall be specified by like notice):

		if to Exar, to:

		Exar Corporation
		48720 Kato Road
		Fremont, CA 94538
		Attention: Thomas Melendrez
		Fax No.: (510) 668 7002

		with copies to

		O Melveny & Myers LLP
		2765 Sand Hill Road
		Menlo Park, CA 94025
		Attention: Warren Lazarow/Steve Sonne
		Fax No.:  (650) 473 2601
              If to the Stockholder:

c/o Future Electronics Inc.
237 Hymus Boulevard
Pointe Claire QC  H9R 5C7
Attention:  Guy Lavergne, Esq.
Associate General Counsel
Fax:  (514) 694 7515
              (j) Further Assurances. The Stockholder (in his or her capacity as such) shall execute and deliver any additional certificate, instruments and other documents, and take any additional actions, as Exar may deem necessary or desirable, in the reasonable opinion of Exar, to carry out and effectuate the purpose and intent of this Agreement.
              (k) Headings. The section headings set forth in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.
              (l) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
              (m) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
              (n) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
            (o) Stockholder Capacity. To the extent that the Stockholder or any individual affiliated with the Stockholder is an officer or director of Sipex or any of its Subsidiaries, nothing in this Agreement shall be construed as preventing or otherwise affecting any actions taken by the Stockholder in his or her capacity as an officer or director of Sipex or any of its Subsidiaries or from fulfilling the obligations of such office (including the performance of obligations required by the fiduciary duties of the Stockholder acting solely in his or her capacity as an officer or director), including, without limitation, participating in any such capacity in any discussions or negotiations in accordance with Section 5.4 of the Merger Agreement.
      IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

			EXAR CORPORATION

			By:
				Signature of Authorized Signatory

			Name:
			Title:


			STOCKHOLDER:

			By:	(S) Joe Prudente
				Signature
			Name:	Joe Prudente
			Title:  Director

			41 Main St., Bolton, Mass. 01740
			Print Address
			Telephone
			Facsimile No.

			Shares beneficially owned:
			8,567,876 shares of Sipex capital stock
			2,798,508 shares of Sipex capital stock issuable upon the conversion of $15,000,000 covertible Note.

EXHIBIT A
IRREVOCABLE PROXY
The undersigned stockholder of Sipex Corporation, a Delaware corporation (Sipex), hereby irrevocably (to the fullest extent permitted by law) appoints Thomas R. Melendrez and Richard L. Leza, and each of them, as the sole and exclusive attorneys in fact and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Sipex that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Sipex issued or issuable in respect thereof on or after the date hereof (collectively, the Shares) in accordance with the terms of this irrevocable proxy (the
Proxy). The Shares beneficially owned by the undersigned stockholder of Sipex as of the date of this Proxy are listed on the final page of this Proxy. Upon the execution of this Proxy by the undersigned, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).
This Proxy is irrevocable (to the fullest extent permitted by law) until the Expiration Date of the Voting Agreement (as defined below), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between Exar Corporation, a Delaware corporation (Exar ), and the undersigned stockholder (the Voting Agreement), and is granted in consideration of Exar entering into that certain Agreement and Plan of Merger (the Merger Agreement), by and
among Exar, Side Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar (Merger Sub), and Sipex, which provides for the merger of Merger Sub with and into Sipex in accordance with its terms (the Merger). As used herein, the term Expiration Date shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.
The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the under signeds attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of Sipex and in every written consent in lieu of such meeting:
	(i)	in favor of adoption of the Merger Agreement and any action
required in furtherance thereof;
(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and
	(iii)	against any Sipex Acquisition Proposal.

The attorneys in fact and proxies named above may not exercise this Proxy on any other matter except as provided above.
Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:  __________________  ____, 2007
Signature of Stockholder:  (S) Joe Prudente
Print Name of Stockholder:	Rodfre Holdings LLC, per Joe Prudente,
Duly authorized
Shares beneficially owned:
8,567,876 shares of Sipex capital stock
2,798,508 shares of Sipex capital stock issuable upon the conversion of $15,000.000 convertible Note.

.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

EXHIBIT B

LOCK UP AND STANDSTILL AGREEMENT

May 7, 2007

Exar Corporation
48720 Kato Road
Fremont, California 94538

Ladies and Gentlemen:
       The undersigned (the Stockholder) is the owner of record or beneficially of certain shares of common stock, par value $0.01 per share, of Sipex Corporation (Sipex Shares) or securities convertible into or exchangeable or exercisable for Sipex Shares. This Lock up and Standstill Agreement (this Agreement) is being executed in connection with the Agreement and Plan of Merger of even date herewith (the Merger
Agreement), by and among Exar Corporation, a Delaware corporation
(Exar), Sipex Acquisition Corp., a Delaware corporation wholly owned subsidiary of Exar (Merger Sub), and Sipex Corporation, a Delaware corporation (Sipex), pursuant to which Merger Sub will be merged with and into Sipex (the Merger) with Sipex surviving the Merger as a wholly owned Subsidiary of Exar. Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Merger Agreement.
       At the Effective Time, (i) each Sipex Share owned by the Stockholder as of the Effective Time shall automatically be converted into the right to receive a portion of a share of Exar Common Stock based on the Exchange Ratio and (ii) except for Notes, which shall be converted as per Section 8 below, each option or other convertible or exercisable security entitling the holder thereof to acquire Sipex
Shares (the Sipex Derivative Securities) outstanding as of the
Effective Time will be converted into an option or other security to acquire shares of Exar Common Stock at a price and in an amount based on the Exchange Ratio (the Exar Derivative Securities).
       The Stockholder recognizes that the Merger and the other transactions contemplated by the Merger Agreement will be of benefit to the Stockholder and all holders of Sipex Shares and Sipex Derivative Securities. The Stockholder acknowledges that Exar is relying on the representations and agreements of the Stockholder contained in this Agreement in entering into the Merger Agreement and consummating the transactions contemplated thereby. The Stockholder further understands that this Agreement is coupled with an interest and is irrevocable and shall be binding upon the Stockholders heirs, legal representatives, successors and assigns.
       In connection with the Merger Agreement and the transactions contemplated thereby, in order to induce Exar to enter into the Merger Agreement and to proceed with the Merger, and in consideration of the foregoing, the Stockholder and Exar agree to the following:
              1. Lock up. Subject to the exceptions set forth in Sections 2 and 3 hereof, without the prior written consent of Exar, during the period commencing on the Closing Date and ending on the date that is the twelve month anniversary of the Effective Time of the Merger (the Lock up Period), the Stockholder will not: (a) directly or indirectly, sell, offer, contract or grant any option to sell
(including without limitation any short sale), pledge, transfer, establish an open put equivalent position within the meaning of Rule 16a 1(h) under the Exchange Act or otherwise dispose of (i) any shares of Exar Common Stock, (ii) any Exar Derivative Securities, or
(iii) any shares of Exar Common Stock issuable upon exercise, exchange or conversion of Exar Derivative Securities ((i), (ii) and (iii) are collectively referred to herein as the Exar Securities), in each case received or to be received by the Stockholder in the Merger or acquired before or after the Effective Time, and owned either of record or beneficially (as defined in Rule 13d 3 under the Exchange Act) by the Stockholder, (b) publicly announce an intention to do any of the foregoing, or (c) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any Exar
Securities owned either of record or beneficially (as defined in Rule 13 d under the Exchange Act) by the Stockholder, whether any such swap or transaction is to be settled by delivery of Exar
Securities or other securities, in cash or otherwise (each of (a),(b) and (c), individually or collectively, is referred to herein as a Disposition).
              2. Exceptions to Restriction on Disposition.
Notwithstanding the foregoing Section 1, (a) the Stockholder may transfer Exar Securities to any wholly owned subsidiary of the


Stockholder or to a parent corporation owning 100% of the Stockholder or to entity that is wholly-owned by the same entity that wholly owns the Stockholder; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement for the benefit of Exar (which shall be an express third party beneficiary thereof) stating that the transferee is receiving and holding such Exar Securities subject to the provisions of this
Agreement and there shall be no further transfer of such Exar
Securities except in accordance with this Agreement; and (b) the
Stockholder may make Dispositions of Exar Securities in compliance with Section 3 hereof; and (c) the Stockholder may exchange Exar
Securities for the consideration payable to holders of such Exar
Securities pursuant to a merger, consolidation, tender offer, exchange offer or similar business combination transaction involving
Exar in which securities of Exar are converted into the right to receive consideration (an Exar Sale Transaction) which Exar Sale Transaction is approved by the Exar Board of Directors.
              3. Sale Limitations. During the Lock up Period, and notwithstanding the restrictions set forth in Section 1, the Stockholder shall have the right to Dispose of Exar Securities if the amount of Exar Securities so Disposed of by the Stockholder, together with the amount of any other Exar Securities Disposed of by the Stockholder within the applicable one of the following four (4) consecutive three (3) month periods:  (i) the three (3) month period commencing on the Effective
Time of the Merger, and ending three (3) months thereafter; (ii) the three (3) month period commencing on the day immediately following the end of the three (3)-month period referred to in (i), and ending three months thereafter; (iii) the three (3)-month period commencing on the day immediately following the end of the three (3) month period referred to in (ii), and ending three months thereafter; and (iv) the three (3) month period commencing on the day immediately following the end of the three (3) month period referred to in (iii), and ending three months thereafter, does not exceed 500,000 Exar Securities as adjusted, for stock splits, stock dividends, combinations and the like
(the Cap).  To the extent that the aggregate Dispositions of Exar
Securities by the Stockholder during any of the foregoing three
(3) month periods in the Lock up Period are equal to less than 500,000
Exar Securities plus, as the case may be, any carried over allotment from preceding three (3) month periods (such difference, the
Shortfall), the Cap for the subsequent three (3) month period shall be increased to an amount equal to the sum of 500,000 Exar Securities plus the Shortfall.
              4. Stop Transfer.  The Stockholder agrees and consents
to the entry of stop transfer instructions with Exars transfer agent and registrar against the transfer of the Exar Securities except in compliance with the restrictions set forth in Sections 1, 2 and 3 hereof.
              5. Standstill. The Stockholder shall not, nor shall any
of its directors, officers, employees, agents, advisors or other representatives (Representatives) on its behalf, without the prior written consent of Exar or its Board of Directors (or a duly empowered committee thereof):
              (a) during the Lock Up Period:
                  (1) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of Exar or any Subsidiary thereof, or of any successor to or person in control of Exar, or any assets (other than assets in the ordinary course of business) of Exar or any Subsidiary or division thereof or of any such successor or controlling person;
provided, however, that the Stockholder may acquire voting securities of Exar, or any Subsidiary thereof, or of any successor to or person in control of Exar so long as its aggregate beneficial ownership of
Exar, such Subsidiary or such Person does not at any time during the
Lock up Period exceed 19% of the Exar voting securities (on a fully diluted basis assuming conversion or exercise of all outstanding Exar Derivative Securities); or
                  (2) or request Exar or any of its Representatives,
directly or indirectly, to amend or waive any provision of this
Section 5(a); and
              (b) during the period commencing on the Closing Date
and ending on the date that is the two (2) year anniversary of the
Effective Time of the Merger:
(1) subject to the Stockholders right to designate a
       representative for nomination by the Board of
       Directors for election as a director pursuant
       to Section 7(b) below, nominate any person to
       the Board of Directors of Exar;
       (2)	call or attempt to call a special meeting of the
       stockholder of Exar;
(3)	make, or in any way participate, directly or
indirectly, in any solicitation of proxies to vote
(as such terms are used in the rules of the SEC),
or seek to advise or influence any person or entity
with respect to the voting of any voting securities
of Exar (including, without limitation, making
any public statement in favor or support of any
proposal not approved by the Board of Directors of
Exar);
       (4)	make any public announcement with respect to, or
submit a proposal for, or offer of (with or without
conditions) any extraordinary transaction (including
a tender offer) involving Exar or any of its
securities or assets;
              	(5)	form, join or in any way participate in a group
as defined in Section 13(d)(3) of the Exchange Act,
in connection with any of the foregoing;
              	(6) 	request Exar or any of its Representatives,
directly or indirectly, to amend or waive any
provision of this Section 5(b).
              6. Exceptions to Standstill. Notwithstanding the
foregoing Section 5, nothing in this Agreement shall restrict the ability of any member of the Exar Board of Directors who is affiliated with the Stockholder from performing his or her duties as a director of
Exar and acting in his or her capacity as a director of Exar, including, without limitation, carrying out his or her fiduciary duties to the stockholders of Exar.
              7. Others Agreements. During the period commencing on
the Closing Date and ending on the date that is the two (2) year anniversary of the Effective Time of the Merger:
              (a) in the event that a meeting of the stockholders of
Exar is held (and at every adjournment or postponement thereof), the Stockholder shall, or shall cause the holder of record on the applicable record date to, appear at such meeting or otherwise cause its shares of Exar Common Stock to be counted as present thereat for purposes of establishing a quorum.
              (b) for so long as the Stockholder owns at least 5% of
the Exar voting securities (on a fully diluted basis assuming conversion or exercise of all outstanding Exar Derivative Securities), the
Stockholder shall be entitled to designate one (1) individual for nomination by the Board of Directors for election to the Board of
Directors of Exar, which nominee shall be reasonably acceptable to the Nominating Committee of the Board of Directors of Exar and which nominee shall initially be the affiliate of the Stockholder identified on Schedule 5.15(a) to the Merger Agreement (who shall be appointed to the Board of Directors of Exar as of the Effective Time of the Merger pursuant to
Section 5.15(a) of the Merger Agreement).
              8. Conversion of Notes. The Stockholder hereby covenants
and agrees to exercise its right to convert all outstanding Sipex Notes held by it for shares of Sipex Common Stock, with such conversion to be effective immediately prior to the Effective Time of the Merger. The Stockholder agrees to duly execute and deliver the irrevocable notice of conversion attached as Exhibit A with respect to the conversion of the
Sipex Notes as described above in this Section 8, and further covenants not to attempt to revoke such notice or otherwise change its election to so convert; provided that if the Merger Agreement is validly terminated prior to the Effective Time, then such notices may be revoked by the Stockholder. For the purpose of clarity, the $15,000,000 Sipex Note held by the Stockholder shall be convertible into 2,795,508 shares of Sipex
Common Stock, which shall themselves be convertible into shares of the
Exar Common Stock of, at the Exchange Ratio.
              9. Registration Statement. Exar shall, at its expense, file promptly after the Effective Time a registration statement on Form S 3
(the Registration Statement) under the Securities Act covering the resale by the Stockholder of the shares of Exar Common Stock received by it in exchange for shares of Sipex Common Stock in the Merger
(including share of Exar Common Stock issuable in exchange for shares of Sipex Common Stock received upon exercise of the Stockholders conversion of its Sipex Notes pursuant to Section 8 hereof); and shall use its commercially reasonable efforts to cause such Registration
Statement to become effective as soon as practicable after the
Effective Time and to keep such Registration Statement effective until the fifteen (15) month anniversary of the Effective Time, subject to Exars right to suspend effectiveness to the extent required by applicable Legal Requirements. Nothing in this Section 9, including the effectiveness of the Registration Statement, shall relieve the Stockholder from its obligations and restrictions pursuant to this Agreement, including the restrictions set forth in Section 1 and Section 3.
              10. Consents. The Stockholder hereby agrees that to the
extent Sipex issues any 9% Unsecured Junior Notes with Convertible
Interest due June 20, 2008 (the Rodfre Notes) to the Stockholder
pursuant to the Securities Purchase Agreement dated as of March 29,
2007, the Stockholder hereby consents to the proposed change of control as a result of the Merger pursuant to the Rodfre Notes and reserves all other rights under the Rodfre Notes that may arise as a result of the Merger.
              11. Representations and Warranties.   The Stockholder
represents and warrants to Exar that:
              (a) the execution, delivery and performance of this Agreement by the Stockholder does not, and the consummation by the Stockholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice of or the passage of time or both) under any Contract to which the Stockholder is a party or which is binding on it, him or her or its, his or her assets and will not result in the creation of any Encumbrance on any of the assets or properties of the Stockholder (other than the Shares);
              (b) this Agreement has been duly executed by the Stockholder and constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity;
              (c) other than filings under the Exchange Act, no notices, reports or other filings are required to be made by the Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Stockholder from, any Governmental Entity or any other Person, in connection with the execution and delivery of this Agreement by the Stockholder and
              (d) other than the Sipex Notes, the Stockholder does not hold any warrants or other securities convertible into or exercisable for shares of Sipex Common Stock.
              12. Condition to Effectiveness. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not be effective until the Effective Time In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall also terminate.
              13. Miscellaneous.
              (a) Waiver. No waiver by any party hereto of any condition or any breach of any term or provision set forth in this Agreement shall be effective unless in writing and signed by the party waiving such condition or breach. The waiver of a condition or any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
              (b) Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
              (c) Binding Effect; Assignment. The Stockholder may not assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Exar, and any attempted assignment without such prior written approval shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
              (d) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.
              (e) Specific Performance; Injunctive Relief. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur to either party in the event that any of the provisions of this Agreement were not performed by the other party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other party and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
              (f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
              (g) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF
OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EXAR OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
              (h) Entire Agreement. This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and
(b) is not intended to confer upon any other Person any rights or remedies hereunder.
              (i) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the respective parties at the following address (or at such other address for a party as shall be specified by like notice):

		if to Exar, to:
		Exar Corporation
		Attention:
		Fax No.:

		with copies to

		O Melveny & Myers LLP
		with copies to

		O Melveny & Myers LLP
		2765 Sand Hill Road
		Menlo Park, CA 94025
		Attention:  Warren Lazarow/Steve Sonne
		Fax No.:  (650) 473 2601

              If to the Stockholder:
c/o Future Electronics Inc.
237 Hymus Boulevard
Pointe Claire QC  H9R 5C7
Attention:  Guy Lavergne, Esq.
Associate General Counsel
Fax No.:  (514) 694 7515

              (j) Headings. The section headings set forth in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.
              (k) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
              (l) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
              (m) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

       The parties hereto have executed and delivered this Lock up and Standstill Agreement as of the date first written above.
       	EXAR CORPORATION
       	By:
       	Name:
       	Title:
       	RODFRE HOLDINGS LLC
       	By:   (S) Joe Prudente
       	Name: Joe Prudente
       	Address:  41 Main St., Bolton, Mass. 01740
       	Facsimile:  (978) 693 6038


Exhibit A
FORM OF NOTE CONVERSION NOTICE
Sipex Corporation
233 South Hillview Drive
Milpitas, California 95035
Attention: Chief Financial Officer
Wells Fargo Bank, National Association
707 Wilshire Blvd, 17th Floor
Los Angeles, CA 90017
Attention: Corporate Trust Services
Fax:  (213) 614 3355
     Pursuant to the Agreement and Plan of Merger dated as of May 7, 2007 (the Merger Agreement) by and among Sipex Corporation (Sipex), Exar Corporation and Side Acquisition Corp., a wholly owned subsidiary of Exar, Side Acquisition Corp. will be merged with and into Sipex (the Merger) with Sipex surviving as a wholly owned Subsidiary of Exar. The undersigned hereby irrevocably agrees to exercise the option to convert the attached Note (the Note) into shares of common stock of Sipex in accordance with the terms of the Indenture referred to in the Note, with such conversion to be effective immediately prior to the effective time of the Merger, and directs that the shares issuable and deliverable upon such conversion, together with any check in payment for fractional shares, be issued and delivered to the registered holder hereof. Any amount required to be paid by the undersigned on account of interest accompanies the Note.

     If you want the shares issuable on conversion of the Note credited to your balance account with The Depositary Trust Company through its Deposit Withdrawal At Custodian system, check the box: ??
Dated: May ___, 2007
				____________________________________

				____________________________________
		Signature(s)

____________________________________
Signature Guarantee
     Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad 15 if shares of Common Stock are to be issued, or Notes to be delivered, other than to and in the name of the registered holder.